Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Nine Months Ended September 30, 2016
Income before unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$380,976
Interest expense
Senior notes payable and other debt	312,001
Distributions from unconsolidated entities	5,574
Earnings	$698,551
Interest
Senior notes payable and other debt expense	$312,001
Interest capitalized	1,460
Fixed charges	$313,461

Ratio of Earnings to Fixed Charges	2.23